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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mechanical Technology, Incorporated

(Exact name of registrant as specified in its charter)

New York	000-06890	14-1462255
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

325 Washington Avenue Extension, Albany, NY	12205
(Address of principal executive offices)	(Zip Code)

John Hamilton	(518) 218-2539
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Mechanical Technology, Incorporated is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto, and is publicly available at: http://www.mechtech.com under “Governance – Governance Documents.”

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality   or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the Conflict Minerals). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company's operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company evaluated its current product lines and has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report. The Company’s Conflict Minerals Report is publicly available at: http://www.mechtech.com under “Governance – Governance Documents.”

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mechanical Technology, Incorporated

(Registrant)

By:/s/ Rick Jones	May 26, 2017
Rick Jones, Chief Executive Officer and Chief Financial Officer	(Date)
(Signature and Title)